UNITED STATES OF AMERICA
                           before the
               SECURITIES AND EXCHANGE COMMISSION


_____________________________________________
                                             :
               In the Matter of              :
                                             :
     AMERICAN ELECTRIC POWER COMPANY, INC.   :    CERTIFICATE
             Columbus, Ohio  43215           :         OF
                                             :    NOTIFICATION
                   (70-5943)                 :
                                             :
  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 :
_____________________________________________:


     THIS IS TO CERTIFY that, in accordance with the terms and conditions of and for the purposes represented by the declaration, as amended, of American Electric Power Company, Inc. (the "Company") in the above-captioned file and the orders of the Securities and Exchange Commission with respect thereto (HCAR No. 19879, dated February 8, 1977; HCAR No. 19992, dated April 19, 1977; HCAR No. 20111, dated July 14, 1977; HCAR No. 20506, dated
April 19, 1978; HCAR No. 20979, dated March 29, 1979; HCAR No. 21180, dated August 8, 1979; HCAR No. 21544, dated May 1, 1980;
HCAR No. 22113, dated June 30, 1981; HCAR No. 22539, dated June 15, 1982; HCAR No. 22989, dated June 29, 1983; HCAR No. 23353, dated
June 29, 1984; HCAR No. 23538, dated December 19, 1984; HCAR No. 23754, dated July 1, 1985; HCAR No. 23980, dated January 3, 1986; HCAR No. 24534, dated December 18, 1987, HCAR No. 25233, dated December 27, 1990, HCAR No. 25936, dated December 1, 1993, HCAR No. 26516 dated May 10, 1996 and HCAR No. 26553, dated August 13, 1996) during the period from January 1, 1998, through March 31, 1998, the Company issued a total of 267,971 shares of its Common Stock, $6.50 par value ("Common Stock"), to Stanley & Co. [a nominee of First Chicago Trust Company of New York ("First Chicago")], at a total purchase price of $12,998,201.33, for the accounts of participants in the Company's Dividend Reinvestment and Direct Stock Purchase Plan (the "Plan"). During such period, First Chicago, as Agent under the Plan, also purchased on the open market for the accounts of participants a total of 29,919 shares of the Company's Common Stock, at a total purchase price of $1,492,537.72. These transactions are set forth in more detail in the attached Schedule I, incorporated herein by reference.

                           AMERICAN ELECTRIC POWER COMPANY, INC.



                           By:        /s/ G. P. Maloney
                                 G. P. Maloney, Vice President

Dated:  April 14, 1998


                           SCHEDULE I
                               to
             CERTIFICATE OF NOTIFICATION (#70-5943)
                               of
              AMERICAN ELECTRIC POWER COMPANY, INC.
            For the Period January 1 - March 31, 1998


TRANSACTIONS THIS PERIOD:

                    - Original Issue Shares -

                     Shares        Price               Total
  Period             Issued      Per Share        Purchase Price

01/01/98 to         267,971       $48.506         $12,998,201.33
 03/31/98

                    - Open Market Purchases -

                    Shares      Average Price          Total
  Date             Purchased      Per Share       Purchase Price

01/06/98              2,765       $50.813          $  140,497.95
01/13/98              3,718        50.988             189,573.38
01/20/98              1,962        50.250              98,590.50
01/27/98              2,940        50.000             147,000.00
02/03/98              3,087        49.375             152,420.63
02/10/98              3,569        49.063             175,105.85
02/17/98              1,188        49.125              58,360.50
02/24/98              1,932        48.563              93,823.72
03/03/98              2,322        48.313             112,182.79
03/17/98              2,151        49.938             107,416.64
03/24/98              1,640        50.938              83,538.32
03/31/98              2,645        50.672             134,027.44
   Total O/M Purch.  29,919                       $ 1,492,537.72


                 - Total Activity This Period -

                    Shares                             Total
                   Purchased                      Purchase Price

O/I Shares          267,971                       $12,998,201.33
O/M Purchases        29,919                         1,492,537.72
   Total Activity   297,890                       $14,490,739.05


SCHEDULE I to CERTIFICATE OF                               PAGE 2
NOTIFICATION (#70-5943) of
AMERICAN ELECTRIC POWER COMPANY, INC.
For the Period January 1 - March 31, 1998



CUMULATIVE SUMMARY OF TRANSACTIONS:

                    - Original Issue Shares -

                                   Shares              Total
                                   Issued         Purchase Price

Totals from last report         45,430,447       $906,673,458.36
Transactions this period           267,971         12,998,201.33
   Total Original Issue Shares  45,698,418       $919,671,659.69


                    - Open Market Purchases -

                                   Shares              Total
                                  Purchased       Purchase Price

Totals from last report         19,903,978       $603,302,544.27
Transactions this period            29,919          1,492,537.72
   Total Open Market Purchases  19,933,897       $604,795,081.99